Filed by: Osisko Mining Corporation

This communication is filed pursuant to Rule 425

under The Securities Act of 1933, as amended

Subject Company: Brett Resources Inc.

Commission File No.: 132-00001

Date: April 7, 2010

Cautionary Statement

This document does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Osisko Mining Corporation (“Osisko”) or Brett Resources Inc. (“Brett”).  Such an offer may only be made pursuant to an offer and take-over bid circular filed with the securities regulatory authorities in Canada.  Osisko plans to file an offer and take-over bid circular with Canadian provincial securities regulators. Osisko also intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-8 which will include the offer and take-over bid circular. Investors and security holders are urged to read the offer and take-over bid circular regarding the proposed transaction referred to in these documents when they become available, because they will contain important information. Investors may obtain a free copy of the offer and take-over bid circular when they become available and other documents filed by Osisko with the Canadian provincial securities regulators on SEDAR at www.sedar.com, and with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and these other documents may also be obtained for free, once they have been mailed, on Osisko’s website.

Creating a Diversified Growing Gold Producer OSISKO MINING March 2010

2 National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”): Robert Wares, P.Geo. and Executive Vice-President of Osisko, a Qualified Person under NI 43-101, has read and approved the scientific and technical information in this presentation. Joe Ringwald, P.Eng. and Vice-President of Brett, a Qualified Person under NI 43-101 has read and approved the technical information in this presentation. This presentation contains information relating to a preliminary assessment that includes inferred mineral resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. For further information on the Canadian Malartic project, please see Osisko’s “Feasibility Study for the Canadian Malartic Project” completed by BBA Inc, December 2008, the “Updated Mineral Resource Estimate for South-Barnat Deposit, Malartic, Quebec”, completed by Elzéar Belzile, Ing., June 23, 2009 and press release dated February 10, 2010. For further information on Hammond Reef please see Brett's "Preliminary Assessment of the Hammond Reef Gold Project, Atikokan, Ontario, Canada", completed by Scott Wilson Roscoe Postle Associates Inc., November 27, 2009. Forward Looking Statements: This presentation may include certain “forward-looking statements”. All statements other than statements of historical fact, included herein, including, without limitation, statements regarding future plans and objectives, are forward-looking statements that involve various risks, assumptions, estimates and uncertainties. These statements reflect the current internal projections, expectations or beliefs of Osisko Mining Corporation (the “Company”) and are based on information currently available to the Company. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements contained in this presentation are qualified by these cautionary statements and the risk factors described above. Furthermore, all such statements are made of the date this presentation is given. An investment in the Company is speculative due to the nature of the Company's business. The ability of the Company to carry out its growth initiatives as described in this confidential PowerPoint presentation is dependant on the Company obtaining additional capital. There is no assurance that the Company will be able to successfully raise the capital required or to complete each of the growth initiatives described. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Company. United States Securities Law Considerations: The securities of the Company are not listed in the United States and this presentation shall not be construed as an advertisement or public offering of the securities to U.S. investors. Osisko Mining Corporation: This document is confidential and is being distributed to a limited number of potential investors and shall not be construed as an advertisement or public offering of the securities referred to herein. This presentation does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities where the offer or sale is not permitted. It is not to be distributed to third parties without the consent of the Company. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. While information in this document derived from third parties is obtained from sources which the Company believes to be reliable, such information is not guaranteed as to its accuracy or completeness. This document may contain product names, trade names, trademarks and service marks of the Company and of other organizations, all of which are the properties of their respective owners. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars. This confidential PowerPoint presentation supersedes and replaces any and all similar materials which may have been previously provided to potential investors. Safe Harbour Statement: This PowerPoint presentation has been prepared for informational purposes only in order to assist prospective investors in evaluating an investment in Osisko Mining Corporation. By accepting delivery of this confidential information or any other material in connection with an investment in the Company, the investor agrees: (1) to keep strictly confidential the contents of this confidential information presentation and such other material and not to disclose such contents to any third party or otherwise use the contents for any purpose other than evaluation by such offered of an investment in the securities; (2) not to copy all or any portion of this confidential PowerPoint presentation, other confidential information or any such other material. Inquiries regarding this confidential PowerPoint presentation can be made to the Company’s financial advisors, or the senior management of the Company.

3 Friendly Take-Over Bid of Brett Resources • Osisko Mining Corporation (“Osisko”) is pleased to announce the proposed acquisition of Brett Resources Inc. (“Brett”) – Acquisition value of approximately $372 million • Brett owns 100% of the Hammond Reef Gold Project – Large and growing open-pit development asset – 6.7 million ounces of inferred resources(1) – Production potential by 2015 – Expected initial average production of 463,000(1)(2) ounces per year 1. Preliminary Assessment of the Hammond Reef Gold Project; completed by Scott Willson RPA, November 2009 2. Average production of 463,000 ounces of gold per year during years 1-6

4 Details of Acquisition • Osisko is offering 0.34 Osisko shares per Brett share – Valued at $3.09 per Brett share, representing a 56.1% premium to Brett using closing prices as at March 16, 2010 – Represents a premium of 52.5% using 20-day volume-weighted prices of both companies • Both boards have unanimously approved the transaction • Independent committee of Brett has received an opinion that the transaction is fair from a financial point of view to Brett shareholders • Brett’s board will recommend that shareholders tender to the offer • Osisko has received lock-up agreements representing 19.6% of Brett shares – Directors and Officers of Brett, representing 4.9% of Brett shares have agreed to sign lock-ups – Major institutional shareholders of Brett, representing 14.7% of Brett shares have agreed to sign lock-ups • Acquisition is to be completed by way of a takeover bid

5 Benefits to Brett Shareholders • Immediate premium for their shares – 56.1% based on closing prices – 52.5% based on 20-day volume-weighted prices • Significantly improved trading liquidity • Participation in a diversified, near-term gold producer – 10.8% ownership of Osisko on a pro forma basis – Near-term valuation upside as Osisko transitions to production – Expected re-rating as diversified producer with 1 million ounce production potential • Share exchange transaction provides for tax deferral for Canadian shareholders • Improved financing alternatives for Hammond Reef – Strong Osisko balance sheet – Access to new equity and debt on better terms – Can be funded out of cash flow from Canadian Malartic • Exposure to 220,000 metres of new exploration drilling planned on current Osisko projects • Proven permitting, development, construction, and community relations expertise at Osisko

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OSISKO
A Fresh Outlook on Mining

# Benefits to Osisko Shareholders

- Acquisition of high-quality development asset
  - Production potential by 2015
  - Expected initial average production of 463,000[1] ounces per year
  - Complementary profile to Canadian Malartic
- Attractive acquisition price
  - US$45 per ounce of inferred resources[2]
  - Minimal upfront dilution to equity base
- Immediate value creation for Osisko shareholders
  - Accretive to net asset value
  - Accretive to total resources
  - Accretive to long term cash flow and production
- Establishes Osisko as a diversified growing gold company
  - Low-risk Canadian asset base
  - 688,000 ounces of expected production at Canadian Malartic in 2012[3]
  - Growth to 1 million ounces of production potential
- Well positioned among mid-tier producers for valuation re-rating

1. Average production of 463,000 ounces of gold per year during years 1-6 (Source: Preliminary Assessment of the Hammond Reef Gold Project; completed by Scott Willson RPA, November 2009)
2. Based on Cormark Securities Inc. calculations of enterprise value in US$ per ounce of inferred resources, using a C$/US$ exchange rate of $1.015. Inferred resources are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
3. Malartic production estimates based on Osisko press release ("Osisko announces 9 million ounce gold reserve at Canadian Malartic", February 10, 2010)

6

Overview of Hammond Reef Project

8 Hammond Reef Gold Project • Located near Thunder Bay Ontario – Accessible by all-weather road – Local power nearby – Property package of approximately 30,000 hectares • Current inferred resource of 6.7 million ounces(1) • Deposit remains open at depth and along strike • Preliminary Assessment completed • Agreement in principle signed with eight First Nations communities for a formal impact and benefits agreement (“IBA”) 1. Preliminary Assessment of the Hammond Reef Gold Project; completed by Scott Willson RPA, November 2009

9 Resource of 6.7 Million Ounces • Inferred resource based on 85 historic drill holes and 126 Brett drill holes – Completed in July 2009 by Scott Wilson RPA • 97% of resource lies within 300 metres of surface • Deposit remains open at depth and along strike 6.89 0.76 281.9 0.20 6.70 0.80 259.4 0.30 6.34 0.87 227.0 0.40 5.78 0.95 188.5 0.50 5.19 1.04 155.0 0.60 4.56 1.14 124.6 0.70 3.93 1.24 98.4 0.80 3.34 1.35 77.1 0.90 2.83 1.46 60.2 1.00 (mm) Tonnes Au g/t Grade (mm oz) Gold Au g/t Cut-off Base Case for Preliminary Assessment (1) 1. Preliminary Assessment of the Hammond Reef Gold Project; completed by Scott Willson RPA, November 2009

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OSISKO
A Fresh Outlook on Mining

# Preliminary Assessment

- Completed by Scott Wilson RPA in November 2009
- Long mine life from initial resource
  - Upside potential through on-strike extension of deposit and other nearby zones
- Low cash costs and low stripping ratio
- Robust IRR and NPV in current high gold price environment

| Preliminary Assessment Economics | US$825/oz | US$990/oz |
|---|---|---|
| **Net Present Value (5% discount):** | | |
| Pre-tax (US$mm) | $588 | $1,110 |
| Post-tax (US$mm) | $413 | $811 |
| **Internal Rate of Return:** | | |
| Pre-tax | 18.5% | 27.7% |
| Post-tax | 15.2% | 22.9% |

| Preliminary Assessment Summary | | |
|---|---|---|
| Estimated Pit Contained Gold | (000 oz) | 5,515 |
| Estimated Recovery | (%) | 93% |
| Estimated Net Recoverable Gold | (000 oz) | 5,129 |
| Annual Mill Throughput | (000 t) | 17,500 |
| Daily Mill Throughput | (tpd) | 50,000 |
| Mine Life | (years) | 14 |
| Overall Strip Ratio | (waste:ore) | 1.43 |
| Average Feed Grade to Mill (life-of-mine) | (g/t) | 0.70 |
| Average Production (years 1 to 6) | (000 oz) | 463 |
| Average Production (life-of-mine) | (000 oz) | 369 |
| Cash Costs incl. royalties (years 1 to 6) (1) | (US$/oz) | $382 |
| Cash Costs incl. royalties (life-of-mine) (1) | (US$/oz) | $442 |
| Initial Capital Expenditures | (US$mm) | $614 |
| Sustaining Capital Expenditures | (US$mm) | $158 |

1. Royalties calculated using US$825/oz gold price

Source: Preliminary Assessment of the Hammond Reef Gold Project; completed by Scott Wilson RPA, November 2009

10

11 Production Profile • Over 2.7 million ounces produced during first six years – 463,000 ounces per year • Life-of-mine average production of 369,000 ounces 376 447 420 492 515 527 258 327 320 378 376 268 202 202 0 100 200 300 400 500 600 1 2 3 4 5 6 7 8 9 10 11 12 13 14 Production Year Gold Production (000 oz ) $0 $100 $200 $300 $400 $500 $600 $700 $800 Cash Costs incl. Royalties (US$/oz ) Source: Preliminary Assessment of the Hammond Reef Gold Project; completed by Scott Willson RPA, November 2009

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OSISKO
A Fresh Outlook on Mining

# Project Timeline

- Development of Hammond Reef fits well into Osisko's pipeline
  - Site preparation work scheduled after Canadian Malartic enters production
- Development on schedule for production in 2015


Development Activity
2010
2011
2012
2013
2014
2015
Q1 Q2 Q3 Q4
Baseline Studies
Environmental Assessment
Impact Benefits Agreement
Mineral Exploration
Geotechnical Assessment
Metallurgical Assessment
Feasibility Study
Permitting & Approvals
Site Preparation
Construction
Production

12

13 Exploration Potential • Strong potential to significantly grow resources at Hammond Reef • Spring 2009 program confirmed continuity along strike, 2 km northeast of current resource(1) • Channel and grab samples in the RAB Area have defined mineralization similar to main body • Launched 12 month, 70,000 metre drill program in October 2009 – In-fill drilling in main deposit returned results typically better than adjacent holes – 65+ holes drilled to date • Suggest continuity of mineralization • Drilling in Mitta Lake over the winter • Ramping up drilling in the RAB Area • Current resource excludes RAB and Manley Areas Source: “Hammond Reef Gold Project” Presentation, March 2010 1. Brett press release (“Brett's Hammond Reef Inferred Gold Resource Grows to 5.2 Million Ounces”, July 23, 2009)

14 Recent Milestones • Important progress has been made at Hammond Reef further demonstrating the upside of the project and its development potential .. Known mineralization expanded to NE along strike(1) .. Evaluated selected parallel structures – Snail Bay and Trap Bay trenches in RAB area .. Expanded the resource .. Baseline environmental study initiated .. Preliminary Assessment completed .. Agreement in principle signed with eight First Nations communities for a formal IBA .. Metallurgical flow sheet test work completed 1. Brett press release (“Brett's Hammond Reef Inferred Gold Resource Grows to 5.2 Million Ounces”, July 23, 2009)

15 Plans for 2010 • Finalize IBA with First Nations communities • Continue exploration to identify and drill additional new targets – RAB and Manley • New exploration and infill drill program to grow resource and improve resource categories underway – New resource estimate in Q3 2010 • Initiate Environmental Assessment and fieldwork • Conduct detailed geotechnical investigations • Continue definitive metallurgical testwork

Pro Forma Positioning

17 Creating a Diversified Growing Gold Producer • Near-term production from Canadian Malartic – Construction progressing on schedule for a second quarter 2011 start-up – Expected 2012 production of 688,000 ounces – Fully-financed/permitted • Expected growth to 1 million ounces of production in 2015 • Strong balance sheet to fund future growth – Over $600 million of paid-in capex at the Canadian Malartic project – $790 million in cash on hand (December 2009) – Credit facility available for additional $130 million – Ability to reinvest cash flow from Canadian Malartic – Cash on hand at Brett, plus anticipated proceeds from exercise of options and warrants totalling ~$63 million • Experienced mine building and operating team – Over 10 mine builds completed – Complementary asset and development timeline at Hammond Reef • Proven track record in raising capital for development – Strong relationships with lenders • Further growth at the drill bit • Well positioned for valuation re-rating Source: Project data based on Osisko press release (“Osisko announces 9 million ounce gold reserve at Canadian Malartic”, February 10, 2010)

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OSISKO
A Fresh Outlook on Mining

# High-Quality Asset Base

- Assets located in low-risk, mine-friendly Canada
- Comparable mine types with robust economic profile
- Experienced build team at Osisko will be ready to move to Hammond Reef

| | Canadian Malartic (1) | Hammond Reef (2) |
|---|---|---|
| Production Start | Q2 2011 | 2015 |
| Mine Type | Open Pit | Open Pit |
| Daily Mill Throughput (tpd) | 55,000 | 50,000 |
| Overall Strip Ratio (waste:ore) | 2.1 | 1.43 |
| Life-of-Mine Recovery | 86.1% | 93% |
| Average Grade (life-of-mine, g/t) | 1.13 | 0.70 |
| Mine Life (years) | 12.2 | 14 |
| Estimated Recovered Gold (000 oz) | 7,721 | 5,129 |
| Initial Average Production (000 oz) | 732(3) | 463(5) |
| Average Production (life-of-mine, 000 oz) | 630 | 369 |
| Cash Costs incl. royalties (US$/oz) | $319(4) | $382(5) |
| Initial Capital Expenditures (US$mm) | $789(6) | $614 |


Hammond Reef
Canadian Malartic

1. Osisko press release ("Osisko announces 9 million ounce gold reserve at Canadian Malartic", February 10, 2010)
2. Brett press release ("Brett's Hammond Reef Delivers Robust Economic Results", November 12, 2009)
3. Figures shown represent averages for first three years of full production (2012 – 2014) assuming milling rate is upgraded to 60,000 tpd in 2013
4. Based on life-of-mine average, including royalties and silver credits; Source: November 2008 feasibility study on Canadian Malartic
5. Figures shown represent averages for years 1-6
6. November 2008 feasibility study on Canadian Malartic

18

19 Strong Production Profile • The addition of Hammond Reef will position Osisko to reach 1 million ounces of production by 2015 – Significant milestone for mid-tier producer – Strong growth profile will drive valuation Sources: Malartic production estimates based on Osisko press release (“Osisko announces 9 million ounce gold reserve at Canadian Malartic”, February 10, 2010) and costs based on Feasibility Study (BBA, December 2008). Hammond Reef estimates based on Preliminary Assessment Study (Scott Wilson RPA, November 2009) 492 688 712 695 1,004 1,050 943 0 200 400 600 800 1,000 1,200 2011 2012 2013 2014 2015 2016 2017 Gold Production (000 oz) Malartic Hammond Reef 19% CAGR (2011-2015)

20 Significant Cash Flow (at US$1,000/oz) • Production scale and low cash costs position Osisko to generate significant pre-tax cash flow • Opportunity to internally finance capital expenditures at Hammond Reef Sources: Malartic production estimates based on Osisko press release (“Osisko announces 9 million ounce gold reserve at Canadian Malartic”, Februar y 10, 2010) and costs based on Feasibility Study (BBA, December 2008). Hammond Reef estimates based on Preliminary Assessment Study (Scott Wilson RPA, November 2009) 1. Calculated as revenue from gold production (at US$1,000 / oz gold) less cash costs including royalties; excludes silver by-product credits for Canadian Malartic $0 $100 $200 $300 $400 $500 $600 $700 $800 2011 2012 2013 2014 2015 2016 2017 Pre-Tax Operating Margin (US$ MM) (1) Malartic Hammond Reef Hammond Reef Construction Period

21 $417 $408 $381 $366 $365 $305 $123 $382 Red Back Iamgold Randgold Agnico Osisko Eldorado Yamana Brett 1,330 1,210 997 830 770 750 688 1,004 Agnico Yamana Iamgold Eldorado Red Back Randgold Osisko 2012 Osisko 2015 Positioning Among Peers • Osisko will be positioned as a growing mid-tier producer with low-cash costs 2012 Production (koz) 1. Osisko press release (“Osisko announces 9 million ounce gold reserve at Canadian Malartic”, February 10, 2010) 2. Production shown is based on expected 2015 production for both companies 3. 2012 cash costs for Osisko are based on analyst consensus estimates 4. Cash costs based on average expected in years 1-6 at Hammond Reef Source: Cormark equity research and analyst consensus estimates if not in Cormark coverage universe, or as otherwise noted 2012 Cash Costs (US$/oz) (4) (1) (2) (3)

22 Exploration Upside • Osisko has a proven track record of creating value at the drill bit year-on-year • Recent update saw a 42.8% increase in reserves to 8.97 million ounces(1) – Definition drilling of the Barnat deposit and extension to the Canadian Malartic Project • Executing over 200,000 metres of new drilling in 2010 at Canadian Malartic • Addition of relatively underexplored Hammond Reef provides further upside 6.28 6.28 8.97 1.41 4.92 2.23 6.55 8.43 0.72 0.47 0.47 6.70 0 2 4 6 8 10 12 2006 2007 2008 2009 2010 Current Gold Resources (MM oz ) Reserves M+I Inferred Canadian Malartic Hammond Reef 1. Osisko press release (“Osisko announces 9 million ounce gold reserve at Canadian Malartic”, February 10, 2010)

23 $10,232 $7,552 $7,513 $7,090 $5,577 $4,914 $3,469 Agnico Eldorado Yamana Randgold Iamgold Red Back Osisko (Pro Forma) 2.1x 2.0x 2.0x 1.7x 1.5x 1.2x 1.1x 0.8x Red Back Eldorado Agnico Randgold Iamgold Yamana Osisko (Current) Brett (At Offer) Valuation Re-Rating • This transaction positions Osisko to achieve valuation multiples enjoyed by high-quality mid-tier producers – Diversified assets, located in low-risk jurisdiction – Strong production growth – Visibility to 1 million ounces of production – Low cash costs – Exploration upside – Experienced management team Price / NAV 1. Current Price/NAV multiple for Osisko is based on analyst consensus estimates 2. After-tax NPV 5% at US$825/oz gold, per Hammond Reef Preliminary Assessment Study (Scott Wilson RPA, November 2009) adjusted for current balance sheet items 3. Market capitalization based on exchange ratio of 0.34 Source: Cormark equity research and analyst consensus estimates if not in Cormark coverage universe Market Capitalization (US$ MM) (3) (2) Re-rating Potential (1)

24 Canadian Malartic – On Track • Mine site construction – progressing on schedule • Mining fleet – arriving on schedule • Construction of new institutional buildings nearing full completion – on schedule • Residential relocation – 98% complete New neighbourhood constructed by Osisko 793F Mining Truck and Terex RH340 Excavator Mine Site – January 2010

25 Conclusions • Acquisition of Brett creates a new leading gold company – Production potential of 1 million ounces • Proven full cycle management team – Exploration, development, construction, operation • High-quality asset base in a world-class mining area • Significant valuation upside